EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Nine Month Periods Ended July 29, 2005 and July 30, 2004
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 29, 2005	July 30, 2004	July 29, 2005	July 30, 2004

Net Sales	$209,873	$147,424	$611,257	$423,264
Gross Margin	65,693	45,862	192,331	133,038

Income From Continuing Operations	14,167	7,073	38,475	17,729
Income From Discontinued
Operations, Net of Tax	3	576	6,968	1,710

Net Earnings	$14,170	$7,649	$45,443	$19,439

Basic

Weighted Average Number of
Shares Outstanding	25,237	21,202	24,797	21,156

Earnings Per Share – Basic
Continuing operations	$.56	$.33	$1.55	$.84
Discontinued operations	—	.03	.28	.08

Earnings per share – basic	$.56	$.36	$1.83	$.92

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Nine Month Periods Ended July 29, 2005 and July 30, 2004
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 29, 2005	July 30, 2004	July 29, 2005	July 30, 2004
Diluted

Weighted Average Number of
Shares Outstanding	25,237	21,202	24,797	21,156

Net Shares Assumed to be Issued
for Stock Options	382	333	378	333

Weighted Average Number of Shares
and Equivalent Shares
Outstanding – Diluted	25,619	21,535	25,175	21,489

Earnings Per Share – Diluted
Continuing operations	$.55	$.33	$1.53	$.82
Discontinued operations	—	.03	.28	.08

Earnings per share – diluted	$.55	$.36	$1.81	$.90